Exhibit 99.2

Mint Incorporation Limited Announces Closing of Initial Public Offering

Hong Kong, Jan. 13, 2025 (GLOBE NEWSWIRE) -- Mint Incorporation Limited (Nasdaq: MIMI) (the “Company”), a Hong Kong-based interior design and fit out works provider, today announced the closing of its initial public offering (the “Offering”) of 1,750,000 Class A ordinary shares (the “Class A Ordinary Shares”), at a price of $4.00 per Ordinary Share (the “Offering Price”). The Class A Ordinary Shares commenced trading on the Nasdaq Capital Market on January 10, 2025 under the symbol “MIMI.”

The Company has granted the underwriters a 45-day option to purchase up to an additional 262,500 Class A Ordinary Shares of the Company, at the Offering Price, representing 15% of the Class A Ordinary Shares sold in the Offering (the “Over-allotment Option”). On January 10, 2025, the underwriters exercised the Over-Allotment Option in full to purchase an additional 262,500 Class A Ordinary Shares, at a price of US$4.00 per Class A Ordinary Share.

The Company received aggregate gross proceeds of US$8.05 million from the Offering, before deducting underwriting discounts and other related expenses. The Company intends to use the net proceeds from the Offering for increasing operating scale and expanding business and geographic coverage including the United States of America and the United Kingdom, potential strategic investment and acquisitions, upgrading IT services, and working capital and for other general corporate purposes.

The Offering was conducted on a firm commitment basis. Benjamin Securities, Inc. acted as the representative of the underwriters, with Prime Number Capital, LLC acted as the co-underwriter (collectively, the “Underwriters”) for the Offering. Ortoli Rosenstadt LLP acted as U.S. securities counsel to the Company. Jun He Law Offices LLC acted as the legal counsel to the Underwriters in connection with the Offering. A registration statement on Form F-1 relating to the Offering was filed with the U.S. Securities and Exchange Commission (the “SEC”) (File Number: 281922), as amended, and was declared effective by the SEC on December 20, 2024. A final prospectus describing the terms of the Offering was filed with the SEC on January 10, 2025 and is available on the SEC’s website at www.sec.gov. Alternatively, copies of the prospectus relating to the Offering may be obtained, when available, from Benjamin Securities, Inc. by email at info@benjaminsecurities.com, by standard mail to Benjamin Securities, Inc., 3 West Garden Street, Suite 407, Pensacola, FL 32502, or by telephone at +1 (516) 931-1090; or from Prime Number Capital, LLC by email at info@pncps.com, by standard mail to Prime Number Capital, LLC, 12 E 49 St, Floor 27, New York, NY 10017, or by telephone at +1 (516)717-5671.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, and no sale of these securities may be made in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About Mint Incorporation Limited

The Company is a Hong Kong-based interior design and fit out works provider, with a strategic focus on providing integrated and industry-specific interior design and fit out works for commercial properties. The Company’s work encompasses offices of different industries and various kinds of retail stores with a view to reflect its customers’ corporate values and conceptualizing our customers’ brands. The Company’s commercial projects cover internationally renowned retail stores, F&B outlet chains and offices and other premises of a premier charitable organization in Hong Kong. The Company also provides integrated interior design and fit out works for luxury residential properties in order to enhance both the aesthetics and functionality of the interior space.

FORWARD-LOOKING STATEMENTS

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations, including the trading of its Class A Ordinary Shares or the closing of the Offering. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to read the risk factors contained in the Company’s final prospectus and other reports it files with the SEC before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Contacts

Mint Incorporation Limited
Investor Relations
Email: info@mimintinc.com
Phone: +852 2866 1663